

14046771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

SEC FILE NUMBER
8-67277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newcastle Distributors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Woodhaven Drive

(No. and Street)

Avon	CT	06001
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul A. Atkins

(860) 673-2972

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP

(Name – if individual, state last, first, middle name)

10 Tower Lane	Avon	CT	06001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Paul A Atkins_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _NEWCASTLE DISTRIBUTORL LLC_ , as of _12/31_ , 20_13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SARA GRIFFIN
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2016

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newcastle Distributors, LLC
(SEC File No. 8-67277)

Independent Auditors' Report, Financial Statements
and Supplemental Information

As of and for the Years Ended
December 31, 2013 and 2012



SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Newcastle Distributors, LLC
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Years Ended December 31, 2013 and 2012

Table of Contents



Independent Auditors' Report

To the Member of Newcastle Distributors, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of Newcastle Distributors, LLC (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012 and the related statements of operations and changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessments of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcastle Distributors, LLC, as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

40 Main Street, Suite 300
Burlington, Vermont 05401
Phone 802.865.9300

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the Computation of Net Capital and Aggregate Indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital and Aggregate Indebtedness has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital and Aggregate Indebtedness is fairly stated in all material respects in relation to the financial statements as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 28, 2014

Newcastle Distributors, LLC
Statements of Financial Condition
December 31, 2013 and 2012

	2013		2012	
Assets				
Cash	$	**3,440**	$	499
Certificates of deposit		**24,792**		24,703
Accounts receivable		**20,000**		3,000
Prepaid expenses		**3,793**		2,593
Total assets	$	**52,025**	$	30,795
Liabilities and Member's Equity				
Liabilities:				
Accrued expenses	$	**12,437**	$	2,757
Total liabilities		**12,437**		2,757
Member's equity		**39,588**		28,038
Total liabilities and member's equity	$	**52,025**	$	30,795

The accompanying notes are an integral part of these financial statements.

3

Newcastle Distributors, LLC
Statements of Operations and Changes in Member's Equity
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions and service fees	$ 43,500	$ 18,000
Expenses:		
Professional fees	21,768	17,185
Commissions and other expenses	25,209	16,970
Registration fees	3,280	4,782
Advertising and marketing	4,582	1,070
Total expenses	54,839	40,007
Loss from operations	(11,339)	(22,007)
Other income:		
Interest income	89	97
Net loss	(11,250)	(21,910)
Member's equity, beginning of year	28,038	26,348
Capital contributions	22,800	23,600
Member's equity, end of year	$ 39,588	$ 28,038

The accompanying notes are an integral part of these financial statements.

Newcastle Distributors, LLC
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net loss	$ (11,250)	$ (21,910)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable	(17,000)	-
Prepaid expenses	(1,200)	95
Accrued expenses	9,680	(1,760)
Net cash used in operating activities	(19,770)	(23,575)
Cash flows from investing activities:		
Maturities of certificates of deposit	24,703	24,606
Purchases of certificates of deposit	(24,792)	(24,703)
Net cash used in investing activities	(89)	(97)
Cash flows from financing activities:		
Capital contribution from Member	22,800	23,600
Net cash provided by financing activities	22,800	23,600
Net change in cash and cash equivalents	2,941	(72)
Cash, beginning of year	499	571
Cash, end of year	$ 3,440	$ 499

The accompanying notes are an integral part of these financial statements.

Newcastle Distributors, LLC
Notes to the Financial Statements
As of and for the Years Ended December 31, 2013 and 2012

Note 1 - General

Organization - Newcastle Distributors, LLC (the Company) was formed in December 2005 as a limited liability company under the laws of the State of Connecticut. As such, the owner (the Member) is not liable for the debts of the Company. The Company is a registered broker-dealer located in Avon, Connecticut.

Description of Business - As a securities broker and dealer and an investment advisor, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of institutional investors.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is subject to federal and state security laws, as well as FINRA regulations.

The Company is subject to the net capital requirement under Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Act). The Company does not hold funds or securities for, or owe funds or securities to customers, and as such, is exempt from the reserve requirement provisions of the Act under the exemption provisions found within Rule 15c3-3 Section (k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash - In general, the Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. The FDIC also provides separate unlimited coverage for deposit accounts that meet the definition of non-interest bearing accounts. It is the Company's policy to monitor the financial strength of the banks that hold its deposits on an ongoing basis.

Certificates of Deposit - The Company holds two certificates of deposit with original maturities of six and twelve months, individually. The certificates of deposit are subject to early withdrawal penalties.

Income Taxes - The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The Member's respective equitable shares in the net income of the Company are reportable on the individual's tax return. Accordingly, the financial statements reflect no provision or liability for federal income taxes.

FASB ASC 740, *"Income Taxes"*, establishes a threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC 740 is to be applied to all open tax years as of the date of effectiveness. The Company's prior three tax years are open and subject to examination by the Internal Revenue Service.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Newcastle Distributors, LLC
Notes to the Financial Statements
As of and for the Years Ended December 31, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (continued)

Subsequent Events - Subsequent events have been evaluated through February 28, 2014, the date through which the financial statements were available for issuance. Management believes there are no subsequent events having a material impact on the financial statements.

Note 3 - Trading Activities

The Company is not engaged in trading activities and only provides securities brokerage and investment advisory services to third-party clients.

The Company can be exposed to market risk on certain investments it holds. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the financial markets.

The Company also can be exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. As of December 31, 2013 and 2012, the Company does not believe it has any exposure to credit risk or market risk. The Company held no investments as of December 31, 2013 and 2012, other than cash and certificates of deposit.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Act (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

As of December 31, 2013 and 2012, the Company had qualified net capital of $25,788 and $25,437, respectively, with a minimum net capital requirement of $5,000 for both years. The ratio of aggregate indebtedness to net capital was .48 to 1 and .11 to 1 for December 31, 2013 and 2012, respectively.

Note 5 - Concentrations of Credit Risk

During the course of its operations, the Company grants credit to certain institutions under commission arrangements. Credit granted to these institutions is unsecured and subject to losses. Management closely monitors the institutions to which it grants credit and does not see this risk of loss as significant.

During the years ended December 31, 2013 and 2012, all of the Company's fees were earned from two customers. As of December 31, 2013, the entire accounts receivable balance was due from one customer.

Newcastle Distributors, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant
to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013 and 2012

	2013		2012	
Net Capital:				
Member's equity	$	**39,588**	$	28,038
Less:				
Non-allowable assets		**(13,793)**		(2,593)
Haircuts on certificates of deposit		**(7)**		(8)
Total net capital		**25,788**		25,437
Less: net capital requirement				
[6.67% of aggregate indebtedness or $5,000]		**5,000**		5,000
Net capital in excess of requirements	$	**20,788**	$	20,437
Aggregate Indebtedness:				
Total liabilities	$	**12,437**	$	2,757
Aggregate indebtedness	$	**12,437**	$	2,757
Ratio of aggregate indebtedness to net capital		**.48 to 1**		.11 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited and amended Part II of Form X-17a-5 as of December 31, 2013 and 2012.



Independent Auditors' Report on Internal Control Under SEC Rule 17a-5(g)(1)

To the Member of Newcastle Distributors, LLC:

In planning and performing our audit of the financial statements of Newcastle Distributors, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

40 Main Street, Suite 300
Burlington, Vermont 05401
Phone 802.865.9300

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

However, we identified the following deficiencies in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 28, 2014. During the 2013 audit we noted material audit adjustments related to revenue and expense accruals. These adjustments constitute a material weakness over financial reporting. Management is aware of these differences and will ensure they will incorporate the recording of accruals in their future financial close processes.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives, except for the following material inadequacy:

The Company failed to include all appropriate income and expense accruals in the preparation of its financial statements. The Company revised its internal procedures to require that the Member certify that all contractual and other commitments are given to the accounting entity so that financial reports will include all necessary accruals as well as actual income and expenditures. This procedure is included in the Financial Controls and Reporting Requirements section of the Company's written supervisory procedures.

These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 28, 2014.

This report is intended solely for the information and use of the Member, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 28, 2014



Saslow Lufkin & Buggy, LLP

Certified Public Accountants and Consultants